Salamon Group Inc.
E-mail: salamongroup@telus.net

Suite 302
1028 Alberni Street
Vancouver, BC V6E 1A3
Canada
Tel : 604 408 3861
Fax : 604 408 3872

March 20, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, C.C. 20549

Dear Sirs:

Re:	Salamon Group, Inc.
Item 4.01 Form 8-K/A#4
Filed March 16, 2007
File No. 0-50530

As requested, Salamon Group, Inc. (the “Company”) acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A#4 referred to above (the “filing”);

  comments from staff of the United States Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert comments from the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your truly,
Salamon Group, Inc.

per:	“John Salamon”

John Salamon, President